150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

October 9, 2024

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blake Grady

Re:	Cracker Barrel Old Country Store, Inc.
Schedule 14A filed September 18, 2024
File No. 001-25225

Dear Mr. Grady:

On behalf of our client, Cracker Barrel Old Country Store, Inc. (the “Registrant”), we hereby submit the Registrant’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission conveyed in a letter to the Registrant dated September 26, 2024 in connection with the Staff’s review of the Registrant’s Preliminary Proxy Statement on Schedule 14A filed on September 18, 2024 (the “Preliminary Proxy Statement”). In connection with the submission of this letter, the Registrant has filed its definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) on October 9, 2024. The Definitive Proxy Statement reflects revisions made in response to the comments of the Staff and updates of certain other information. For your convenience, we have included the text of the Staff’s comments preceding each of the Registrant’s responses.

Preliminary Proxy Statement

1.	Please ensure that, pursuant to Item 7(b) of Schedule 14A, the filing includes disclosure fully responsive to Item 407 of Regulation S-K. For example, please disclose who recommended Mr. Garratt and Ms. Henry to the Board of Directors (see Item 407(c)(2)(vii) of Regulation S-K and Question 133.03 under the staff's Regulation S-K Compliance and Disclosure Interpretations).

Response:

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Definitive Proxy Statement to include that Mr. Garratt and Ms. Henry were nominated by the Registrant’s Board of Directors (the “Board”). In response to the Staff’s comment, the Registrant has included the following disclosure on page 67 of the Definitive Proxy Statement to reflect that Mr. Garratt and Ms. Henry were recommended by the non-management directors comprising the Nominating and Corporate Governance Committee of the Registrant:

U.S. Securities and Exchange Commission

October 9, 2024

“At the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors appointed Ms. Henry to our Board of Directors in May 2024 and Mr. Garratt to our Board of Directors in December 2023.”

2.	We note that Biglari appears to have withdrawn its nominations of Ms. Atkinson and Ms. Frymire. Accordingly, please remove Ms. Atkinson and Ms. Frymire from the proxy card.

Response:

The Registrant respectfully acknowledges the Staff’s comment and advises that the Registrant has removed Ms. Atkinson and Ms. Frymire from the proxy card.

3.	We note that your employees may solicit proxies. Please provide the disclosure required by Item 4(b)(2) of Schedule 14A.

Response:

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Definitive Proxy Statement to clarify that directors, executive officers and investor relations employees of the Registrant may solicit proxies on behalf of the Registrant in the normal conduct of their duties without additional compensation. In response to the Staff’s comment, the Registrant has included the following disclosure on page 2 of the Definitive Proxy Statement:

We will pay for the entire cost of soliciting proxies on behalf of the Company. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding the Company’s proxy materials to beneficial owners. In addition, directors and executive officers named in Appendix A and investor relations employees of the Company may solicit proxies in person, by mail, by telephone, via the Internet, press releases or advertisements within the normal conduct of their duties. Directors, executive officers and investor relations employees of the Company will not be paid any additional compensation for soliciting proxies. Okapi Partners LLC (“Okapi”), our proxy solicitor, will be paid a fee, estimated to be up to $250,000, for rendering solicitation services.

4.	We note your disclosure on page five that “broker non-votes also will be counted for purposes of establishing a quorum.” However, you state on page six that “[b]ecause Biglari has initiated a proxy contest, it is likely that none of the proposals at the Annual Meeting is considered a routine matter, and, therefore, your shares will not be voted on any matter unless you instruct your brokerage firm to vote in a timely manner.” In this respect, it is our understanding that brokers may exercise discretionary authority on routine matters if they do not receive soliciting materials from the dissident. Please clarify (i) that discretionary authority may exist to the extent brokers do not receive soliciting materials from the dissident, and (ii) that, aside from the limited circumstances in which broker non-votes may arise, unvoted/uninstructed shares of Company common stock will not count for purposes of attaining a quorum.

U.S. Securities and Exchange Commission

October 9, 2024

Response:

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Definitive Proxy Statement to clarify (i) that broker non-votes will only arise in the limited circumstance in which brokers do not receive soliciting materials from the dissident, and (ii) unvoted/uninstructed shares of the Registrant’s common stock will not count for purposes of attaining a quorum. In response to the Staff’s comment, the Registrant has included the following disclosure on pages 5-6 of the Definitive Proxy Statement.

How many votes must be present to hold the Annual Meeting?

In order to lawfully conduct the Annual Meeting, a majority of our outstanding shares of common stock as of September 27, 2024 must be present at the Annual Meeting or represented by proxy. This is called a quorum. If you vote by Internet or by telephone, or submit a properly executed proxy card or vote instruction form, you will be considered part of the quorum. Abstentions and broker non-votes, to the extent broker non-votes arise in the limited circumstances described below, will be counted for purposes of establishing a quorum. Unvoted shares (including unvoted shares held in street name over which brokers do not have discretionary voting authority) will not be counted for purposes of establishing a quorum.

[. . .]

What is a broker non-vote?

If you own shares through a broker in street name, you may instruct your broker how to vote your shares. A “broker non-vote” occurs when you fail to provide your broker with voting instructions at least 10 days before the Annual Meeting and the broker does not have the discretionary authority to vote your shares on a particular proposal because the proposal is not a “routine” matter under applicable rules. To the extent that Biglari provides a GOLD proxy card or voting instruction form to shareholders who hold their shares in street name, all of the proposals presented at the Annual Meeting will be considered “non-routine” matters, and brokers will not have discretionary voting authority to vote on any of the proposals presented at the Annual Meeting. If, however, Biglari does not provide a GOLD proxy card or voting instruction form to shareholders who hold their shares in street name then Proposal 4 would be considered to be a routine matter, and your broker, bank or other nominee would be able to vote upon the matter if you do not provide them with specific voting instructions. However, in that event, it is possible that a broker may choose not to exercise discretionary authority with respect to Proposal 4. In that case, if you do not instruct your broker how to vote with respect to Proposal 4, your broker may not vote with respect to such proposal. Therefore, we encourage you to instruct your broker, bank, or other nominee to vote your shares by executing and returning the enclosed WHITE proxy card or by voting via the Internet or by telephone by following the instructions provided on the enclosed WHITE proxy card.

U.S. Securities and Exchange Commission

October 9, 2024

5.	Refer to your disclosure on page six that abstentions and broker non-votes “will not be counted as votes cast either in favor of or against a particular proposal, except in the limited circumstances outlined above” (emphasis added). Please clarify such “limited circumstances.”

Response:

The Registrant respectfully acknowledges the Staff’s comment and has removed the statement “except in the limited circumstances outlined above” from the Definitive Proxy Statement.

U.S. Securities and Exchange Commission

October 9, 2024

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (615) 742-7942.

Sincerely,

/s/ Scott W. Bell
Scott W. Bell
Bass, Berry & Sims PLC

cc:           Richard M. Wolfson, Senior Vice President, General Counsel and Corporate Secretary

Jennifer M. Lankford, Vice President, Deputy General Counsel

Cracker Barrel Old Country Store, Inc.

Steven A. Rosenblum

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz

Howard H. Lamar III

Bass, Berry & Sims PLC